

+173% YoY period ended 6/19/22

WHOLE FOODS MARKET

amazon #1 Best Seller

INVEST IN **ZEEK BAR**

The Kids Bar Re-Imagined | #1 Amazon Best Seller | +173% in Whole Foods

LEAD INVESTOR

Andrew Leneve   Financial Services VP

We invested in Zeek because of our conviction that the world needs more healthy food alternatives for children. Many advertise "healthy" options, but a quick scan of the ingredients label shows products often loaded with sugar, additives, gluten, etc. As working parents, we have experienced first hand how hard it can be to find fast and nutritious snacks for our 3 year old - and ones he will be excited to eat! After one trial run of Zeek Bars at home, our son was asking for more! We also loved the idea that the Zeek Brand was uniquely built to cater to kids tastes and nutritional needs, not the parents, and we were immediately inspired to participate. For kids, by kids!

Invested $30,000 this round

zeekbar.com   Novato CA   Female Founder   Food & Beverage   Ecommerce   Consumer Goods   Retail

Highlights

1. 🚀 +173% YoY Growth in 40 Whole Foods Stores

2. 🔥 Amazon #1 Best Selling Product

3. 🙋 Founding Team with Experience at Whole Foods, Nike, and Google

4. 📦 Voted "Best New Snack of 2020" – Red Tricycle

5. 🍬 50% Less Sugar & 4x More Protein vs. Leading Kids Bar

6. 💰 Disrupting the $1.4B Snack Bar Category

7. 💥 Red Bull Meets Nickelodeon: Building a Game-Changing Brand "For Kids, By Kids"

Our Team



Reid Pearson   Co-Founder & CEO

Dad + Entrepreneur Formerly @ Whole Foods, @ Fanlime, @ USC

> While coaching a little league team, parents complained about the sugary snack bars available. With my background in health and nutrition, I knew I was meant to solve this problem. Let's build something great together!



Kassidy Pearson   Co-Founder

Mom + Marketer Currently @ Google, Formerly @ Nike

Disrupting the $1.4B Granola Bar Category

Consumers, especially parents, are <u>demanding less sugar in products.</u>

Millennial parents list sugar as their

#1 concern

when evaluating snacks[1]



1. C&R Research

Food & Beverage categories are <u>reducing sugar</u> at an unprecedented pace.

+$20B "Low Sugar" claims in 2021 vs. 2020[1]

     

Juice   Yogurt

13g → 7g   16g → 6g

Sugar   Sugar   Sugar   Sugar

1. 2021 IRI Report

The kids snack bar category is primed for disruption.

95%
of the $1.4B category contains more than 8g sugar[1]
QUAKER
BIG
Chewy
CHOCOLATE CHIP
5 GRANOLA BARS
ZBAR
CHOCOLATE CHIP
NATURE VALLEY
CRUNCHY
12 BARS
1. Analysis of data from IRI Snack Bar Total US 52 week period ended March 21, 2021. Standardized to 35g serving.







Zeek Bar is re-imagining the kids bar with drastically less sugar and more protein.

50% Less Sugar
4x More Protein





Flavors Kids Love


Noelle Monette

⭐⭐⭐⭐⭐ **Your search for a nutrition bar is over!**
Reviewed in the United States on May 17, 2021
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1) | **Verified Purchase**

The Brownie Blast-off is pro the best nutrition bar my family has ever had!


Kristi McNamara

⭐⭐⭐⭐⭐ **We LOVE ZEEK BARS!**
Reviewed in the United States on May 27, 2021
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1) | **Verified Purchase**

Great healthy snack option for my dancer that is always on the go!


Jennifer

⭐⭐⭐⭐⭐ **Fantastic**
Reviewed in the United States on June 7, 2021
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1) | **Verified Purchase**

These taste amazing and my children love them! Highly recommended 😊


Kayla Henning ✔

⭐⭐⭐⭐⭐ **Yummy!**
Reviewed in the United States on June 4, 2021
Flavor Name: Cosmic Cookie Dough | Size: 4 Count (Pack of 1) | **Verified Purchase**

My kids love these bars! It makes me happy knowing their eating good ingredients!

<u>We use all natural, Non-GMO ingredients</u> like almond butter and honey to deliver a delicious, more nutritious kids bar.





We've achieved fantastic early traction with a focused distribution strategy through Whole Foods and Amazon.



WHOLE FOODS MARKET
+173%
YOY same-store growth in 40 Northern California Whole Foods¹.
350+
verified 5 star reviews
Amazon KPIs
• 40% customer re-order rate
• $142.79 Average LTV³
• Amazon Best Seller
ZEEK BAR - Kids Protein Bars - 50% Less Sugar, 8g Protein - All Natural, Non-GMO, G...
338
#1 Best Seller
$23.89 ($1.66/ounce)
prime
Community
• "Best New Snack of 2020"- Red Tricycle
• 20K+ bars donated in partnership with Stephen & Ayesha Curry's Eat.Learn.Play Foundation.
1. Period ending 6/19/22 2. Period from 10/1/21 to 12/31/21 3. Data gathered from 2020 calendar year





LOCAL
FAVORITE
San Francisco, CA
Zeek Bar Brownie Blast Off Kids Protein Bar
Made with ingredients such as almond butter, oats and whey protein and made without any gluten ingredients. Each bar contains 8g of protein to help fuel a busy kid's day.
KIDS PROTEIN BAR
50% LESS SUGAR
8g PROTEIN
CHOCOLATE BROWNIE







ZEEK BAR - Kids Protein
Bars - 50% Less Sugar, 8g
Protein - All Natural, Non-
GMO, G...

⭐⭐⭐⭐☆ 338

#1 Best Seller

$23.89 ($1.66/ounce)

We're building a <u>game-changing kids brand</u>.



Imagine Red Bull meets Nickelodeon.

Kid Ambassadors...





Kid Content Creators...



Team Sponsorships & Activations...





Kid-Focused Social Causes...



We're leveraging new media to <u>capture the attention and imagination of kids.</u>

This brand strategy will reduce our cost of customer acquisition, increase our distribution opportunities, and position us an <u>attractive acquisition target.</u>

2x Revenue every 12 months to position for acquisition by strategic partner or legacy F&B brand.
Early M&A discovery starts at $10M (2027).





Acquirer: Kellogg's
Price: $600M
Years to Acquisition: 4

Acquirer: Mondelez
Price: $277M
Years to Acquisition: 11

Acquirer: Laird
Superfoods
Price: $12M
Years to Acquisition: 11





Acquirer: Hershey
Price: $397M
Years to Acquisition: 20

Acquirer: Mondelez
Price: Undisclosed
Years to Acquisition: 14

Acquirer: Simply Good Foods
Price: $1B
Years to Acquisition: 9

We are the <u>right team to build this company</u> - we are parents ourselves and deeply committed to persevering to build a national brand.

Founders




Co-Founder & CEO
Sales, Operations, Fundraising

Co-Founder
Marketing & Product Development

Kassidy & Reid Pearson

Novato, CA

Husband and wife founding team with operations & marketing experience at **Google, Nike, and Whole Foods.**





Let's build something great, <u>together</u>.

Join Our Mission







Jennifer
⭐⭐⭐⭐⭐ **Fantastic**
Reviewed in the United States on June 7, 2021 | **Verified Purchase**
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
These taste amazing and my children love them! Highly recommended 😊



Kristi McNamara
⭐⭐⭐⭐⭐ **We LOVE ZEEK BARS!**
Reviewed in the United States on May 27, 2021 | **Verified Purchase**
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
Great healthy snack option for my dancer that is always on the go!



Noelle Monette
⭐⭐⭐⭐⭐ **Your search for a nutrition bar is over!**
Reviewed in the United States on May 17, 2021 | **Verified Purchase**
Flavor Name: Brownie Blast Off | Size: 4 Count (Pack of 1)
The Brownie Blast-off is pro the best nutrition bar my family has ever ha

Reid Pearson | reid@zeekbar.com
Kassidy Pearson | kassidy@zeekbar.com